Exhibit 12
EXHIBIT 12 — COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,		Year Ended
(In thousands, except ratio)	2008	2007	2007	2006	2005	2004	2003

Income from continuing operations before income taxes, equity in earnings of non-consolidated affiliates and cumulative effect of a change in accounting principle	$538,369	$524,579	$1,198,646	$1,071,437	$961,860	$1,200,551	$1,725,685
Dividends and other received from nonconsolidated affiliates	16,381	7,706	6,793	15,179	14,696	13,491	2,096

Total	554,750	532,285	1,205,439	1,086,616	976,556	1,214,042	1,727,781

Fixed Charges
Interest expense*	182,178	234,499	451,870	484,063	443,442	367,511	392,215
Interest portion of rentals	227,006	194,030	418,587	374,875	342,462	321,342	282,575

Total fixed charges	409,184	428,529	870,457	858,938	785,904	688,853	674,790

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	409,184	428,529	870,457	858,938	785,904	688,853	674,790

Total earnings available for payment of fixed charges	$963,934	$960,814	$2,075,896	$1,945,554	$1,762,460	$1,902,895	$2,402,571

Ratio of earnings to fixed charges	2.36	2.24	2.38	2.27	2.24	2.76	3.56

Rental fees and charges	648,589	554,370	1,195,962	1,071,072	978,463	918,120	807,356
Interest portion	35%	35%	35%	35%	35%	35%	35%

*	The interest amount does not include interest expense associated with unrecognized tax benefits.